ACCENTIA BIOPHARMACEUTICALS, INC.

324 Hyde Park Avenue, Suite 350

Tampa FL 33606

June 28, 2005

VIA EDGAR AND FACSIMILE

Jeffrey Riedler, Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	Accentia Biopharmaceuticals, Inc.
Registration Statement on Form S-1, as amended
File Number 333-122769

Dear Mr. Riedler:

On behalf of Accentia Biopharmaceuticals, Inc. (the “Company”), we hereby desire to withdraw the request for acceleration that the Company filed with the Commission on June 27, 2005 with respect to the above-referenced registration statement and to hereby make a new request for acceleration. Pursuant to Rule 461 under the Securities Act of 1933, as amended, we respectfully request acceleration of effectiveness of the above-referenced registration statement for June 30, 2005 at 4:00 p.m. (Eastern Time) or as soon thereafter as practicable. In connection with the foregoing, the Company hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please confirm the date and time of effectiveness of the registration statement to Curt P. Creely at Foley & Lardner LLP, our counsel, at (813) 225-4122.

Very truly yours,

Accentia Biopharmaceuticals, Inc.

/s/ Francis E. O’Donnell, Jr., M.D.
Francis E. O’Donnell, Jr., M.D.
Chief Executive Officer and Chairman of the Board

Jefferies & Company, Inc. Investment Banking 11100 Santa Monica Boulevard 10th Floor Los Angeles, California 90025 tel 310.575.5200 fax 310.575.5165

June 28, 2005

BY FACSIMILE (202-772-9217) AND EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey Riedler
Assistant Director

Re:	Accentia Biopharmaceuticals, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-122769)

Ladies and Gentlemen:

We hereby join the Company in requesting acceleration of the effective date of the Registration Statement referred to above to 4:00 p.m. Eastern Daylight Time on June 30, 2005, or as soon thereafter as possible, pursuant to Rule 461 under the Securities Act of 1933, as amended.

Sincerely,

JEFFERIES & COMPANY, INC.

ROBERT W. BAIRD & CO. INCORPORATED

FERRIS, BAKER WATTS INCORPORATED

STIFEL, NICOLAUS & COMPANY, INCORPORATED

As Representatives of the several Underwriters

By: Jefferies & Company, Inc.

/s/ Joseph A. Boystak
Name: Joseph A. Boystak
Title: Managing Director

Jefferies & Company, Inc. Investment Banking 11100 Santa Monica Boulevard 10th Floor Los Angeles, California 90025 tel 310.575.5200 fax 310.575.5165

June 28, 2005

BY FACSIMILE (202-772-9217) AND EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey Riedler
Assistant Director

Re:	Accentia Biopharmaceuticals, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-122769)

Ladies and Gentlemen:

The following information with respect to the distribution of the prospectus dated June 14, 2005 is furnished pursuant to Rule 460 under the Securities Act of 1933, as amended, in connection with the request for acceleration of the effective date of the aforementioned Registration Statement.

The number of prospectuses dated June 14, 2005, as distributed between June 16, 2005 and June 30, 2005, is as follows:

No. of copies dated June 14, 2005
Underwriters	5,000
Individuals and Corporations	4,500
Retail	1,025

TOTAL	10,525 copies

Sincerely,

JEFFERIES & COMPANY, INC.

ROBERT W. BAIRD & CO. INCORPORATED

FERRIS, BAKER WATTS INCORPORATED

STIFEL, NICOLAUS & COMPANY, INCORPORATED

As Representatives of the several Underwriters

By: Jefferies & Company, Inc.

/s/ Joseph A. Boystak
Name: Joseph A. Boystak
Title: Managing Director

Jefferies & Company, Inc. Investment Banking 11100 Santa Monica Boulevard 10th Floor Los Angeles, California 90025 tel 310.575.5200 fax 310.575.5165

June 28, 2005

BY FACSIMILE (202-772-9217) AND EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey Riedler
Assistant Director

Re:	Accentia Biopharmaceuticals, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-122769)

Ladies and Gentlemen:

In connection with the Preliminary Prospectus distribution for the above-mentioned issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Sincerely,

JEFFERIES & COMPANY, INC.

ROBERT W. BAIRD & CO. INCORPORATED

FERRIS, BAKER WATTS INCORPORATED

STIFEL, NICOLAUS & COMPANY, INCORPORATED

As Representatives of the several Underwriters

By: Jefferies & Company, Inc.

/s/ Joseph A. Boystak
Name: Joseph A. Boystak
Title: Managing Director